FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the month    April    1998
                                     -----------


                                REUTERS GROUP PLC
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                          Form 20-F [X]   Form 40-F [ ]


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                Yes [ ]   No [X]


THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECTUSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8 AND REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 FILED BY THE REGISTRANT'S PREDECESSOR UNDER THE SECURITIES ACT OF 1933.

                              Cautionary Statements
                              ---------------------

         The following press release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Item 9, Management's Discussion and Analysis of Financial Condition and Results of Operations, of Reuters Annual Report on Form 20-F for the fiscal year ended December 31, 1997, under the heading "Cautionary Statements", which also incorporates by reference the factors described under the heading "Cautionary Statements" in the Operating and Financial Review included in the 1997 Annual Report to Shareholders of Reuters Holdings PLC. Copies of these Annual Reports are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.


21 April 1998                                                           11/98


FOR IMMEDIATE RELEASE


CONTINUED REVENUE GROWTH DESPITE STRENGTH OF STERLING
-----------------------------------------------------

London, 21 April - Reuters first quarter revenue for 1998 rose by an underlying 7% over the same period last year, but the impact of the strong pound reduced this to 2%. Revenue for the quarter, at (pound)715 million (US$1,195 million) compared to (pound)699 million (US$1,167 million) generated in the first quarter of 1997. All US dollar equivalents are converted at US$1.67, a rate prevailing at 31 March 1998.

Information products revenue grew by 7% net of currency (2% at actual rates) in the quarter assisted by the strong order book at the year end and continuing installations of the 3000 series. Transaction products grew 7% at comparable rates (5% at actual rates) with Instinet growth of 12% at comparable rates (11% at actual rates). Media and professional products revenue grew 1% at comparable rates (-2% at actual rates) held back by the disposal of the Media satellite services business in 1997. Business information products continued to grow strongly.

With 3000 installations now topping 30,000, Reuters is moving to the launch of versions for certain domestic markets. Reuters Plus, aimed at the US equities markets, is due out in the second quarter.

Instinet's overseas revenues advanced very strongly as its international operations gathered pace. Volumes remained high in the US but competition restrained US revenue growth and put pressure on margins.

Revenue in Asia grew by 4% at comparable rates (-5% at actual rates). Despite difficult markets Asian revenue growth at comparable rates is projected to be positive for the year as a whole.

The Millennium Challenge programme is on track and a programme update has been circulated to clients. Reuters received the first CBI (Confederation of British Industry) year 2000 recognition award for use of best practice and communication of its programme.

Reuters has established a programme to ensure systems and products will be capable of handling the Euro. Communication with customers has just begun. The programme is expected to incur incremental costs of (pound)10 million in 1998. These costs will start feeding into the first half along with forecast Millennium expenditure. First half costs of the combined programmes are estimated at around (pound)20 million.

The appreciation of sterling continued to impact results, with the trade-weighted index reaching a high of 109 at the end of the quarter up from 98 at the same time last year. With the pound at current levels, the Company expects modest reported revenue growth for the first half. Underlying revenue growth, as in the first quarter, will be somewhat higher.


END



For further information please contact Geoff Wicks, Director, Corporate Relations (Tel: 0171-542 8666 or 0171-542 3717) or by email
geoff.wicks@reuters.com.

or Peter V Thomas, Director, Media Relations, (Tel: 0171-542 4890 or 0171-542
7457) or by email peter.v.thomas@reuters.com.

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

REUTERS REVENUE ANALYSIS - FIRST QUARTER 1998
---------------------------------------------

                                                                                    PERCENT CHANGE
                                                                 PERCENT CHANGE      (COMPARABLE      12 MONTHS
                                        FIRST QUARTER           (ACTUAL RATES OF       RATES OF          1997
                                       1998       1997              EXCHANGE)          EXCHANGE)       (POUND)M
                                     (POUND)M    (POUND)M
REVENUE ANALYSIS BY SEGMENT
---------------------------
Europe, Middle East &
 Africa                                  372         366                 2                 7            1,484
Asia/Pacific                             115         121                (5)                4              496
The Americas                             110         105                 5                 5              437
Instinet                                 101          92                11                12              383
TIBCO                                     17          15                10                 9               82
                                  ----------- -----------                                       --------------
TOTAL                                    715         699                 2                 7            2,882
                                  =========== ===========                                       ==============

BY PRODUCT
----------

Information products
 Recurring                               417         405                 3                 9            1,640
 Outright                                 36          40                (9)               (6)             212
                                  ----------- -----------                                       --------------
                                         453         445                 2                 7            1,852

Transaction products                     212         203                 5                 7              828
Media & professional
 products                                 50          51                (2)                1              202
                                  ----------- -----------                                       --------------
TOTAL                                    715         699                 2                 7            2,882
                                  =========== ===========                                       ==============


REUTERS REVENUE ANALYSIS - FIRST QUARTER 1998
---------------------------------------------

                                                                                    PERCENT CHANGE
                                                                 PERCENT CHANGE      (COMPARABLE     12 MONTHS
                                         FIRST QUARTER          (ACTUAL RATES OF       RATES OF         1997
                                        1998       1997             EXCHANGE)          EXCHANGE)         $M
                                         $M         $M
REVENUE ANALYSIS BY SEGMENT
---------------------------
Europe, Middle East &
 Africa                                  621         611                 2                 7            2,478
Asia/Pacific                             192         203                (5)                4              828
The Americas                             184         175                 5                 5              730
Instinet                                 170         153                11                12              640
TIBCO                                     28          25                10                 9              137
                                  ----------- -----------                                       --------------
TOTAL                                  1,195       1,167                 2                 7            4,813
                                  =========== ===========                                       ==============

BY PRODUCT
----------

Information products
 Recurring                               697         677                 3                 9            2,739
 Outright                                 61          67                (9)               (6)             354
                                  ----------- -----------                                       --------------
                                         758         744                 2                 7            3,093

Transaction products                     354         339                 5                 7            1,382
Media & professional
 products                                 83          84                (2)                1              338
                                  ----------- -----------                                       --------------
TOTAL                                  1,195       1,167                 2                 7            4,813
                                  =========== ===========                                       ==============

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         REUTERS GROUP PLC
                                         -----------------
                                         (Registrant)


Dated:     May 13, 1998                   BY:  /s/ J.B. Reid-Dodick
                                               ----------------------------
                                               John B. Reid-Dodick
                                               Attorney-in-Fact